Via Facsimile and U.S. Mail
Mail Stop 6010

November 14, 2007

Mr. Leland G. Orr
Chief Financial Officer
Brooke Corp
10950 Grandview Drive
Suite 600
Overland Park, KS 66210

Re: Brooke Corp
        Form 10-K for the Fiscal Year Ended December 31, 2006
        File No. 001-31698

Dear Mr. Orr:

        We have reviewed your October 3, 2007 response to our September 20, 2007
comment letter and have the following comments. Where indicated, we think you should
revise your Form 10-K for the fiscal year ended December 31, 2006 in response to these
comments. If you disagree, we will consider your explanation as to why our comment is
inapplicable or a revision is unnecessary. In some of our comments, we ask you to
provide us with additional information so we may better understand your disclosures.

Item 7. Management's Discussion and Analysis of Financial Position and Results of
Operations, page 36

Capital Commitments, page 62

Contractual Obligations, page 62

1. Please refer to your response to our prior comment number one. Please revise
    your disclosure here to include the insurance liabilities in the contractual
    obligations table.

Item 8. Financial Statements and Supplementary Data, page 74

Consolidated Statement of Cash Flows, page 79

2. We acknowledge your response to our prior comment number two. Please tell us why the amounts are classified as operating activities within the statement of cash flows.

Notes to Consolidated Financial Statements, page 80

1. Summary of Significant Accounting Policies, page 80

(p) Principles of Consolidation, page 91

3. Your response to prior comment four does not demonstrate how you directly or indirectly had a controlling financial interest in First American Capital Corporation as of December 31, 2006, as contemplated by paragraph two of ARB 51, to support consolidation at that date. As such, please restate your financial statements to de-consolidate First American Capital Corporation as of December 31, 2006, when Brooke's ownership in First American Capital Corporation was 47%.

As appropriate, please amend your Form 10-K for the fiscal year ended December 31, 2006 and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

*   *   *   *

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658, or Joel Parker, Accounting Branch Chief, at (202) 551-3651, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant